4000 Union Pacific Avenue
City of Commerce, CA 90023
Phone: (323) 980-8145
www.99only.com

February 2, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:                                  Jennifer Thompson, Accounting Branch Chief

Robert Babula, Staff Accountant

Re:                                                                         99 Cents Only Stores LLC
                                                Form 10-K for the Fiscal Year Ended January 30, 2015
                                                Filed April 22, 2015
                                                Form 10-Q for the Quarterly Period Ended October 30, 2015
                                                Filed December 14, 2015
                                                File No. 1-11735

Dear Ms. Thompson:

We are writing to confirm that on February 1, 2016, Felicia Thornton, Chief Financial Officer of 99 Cents Only Stores LLC (the “Company”), spoke with Robert Babula of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”).  Mr. Babula agreed to grant the Company an additional ten (10) business days to reply to the Commission’s comment letter regarding the above-referenced filings, which the Company received on January 28, 2016.  The Company’s response to the Commission’s comments will be submitted to the Commission no later than Friday, February 26, 2016.

We thank the Commission for agreeing to extend the response period.  If you should have any additional questions, comments or concerns, please contact me at (323) 881-1253 or Felicia.Thornton@99only.com.

Kind regards,

/s/ Felicia Thornton
Felicia Thornton
Chief Financial Officer

cc:                              Andrew Blume, Staff Accountant, U.S. Securities and Exchange Commission

Scott Anderegg, Staff Attorney, U.S. Securities and Exchange Commission

Geoffrey J. Covert, 99 Cents Only Stores LLC

Pippa Bond, Proskauer Rose LLP